UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


Planet Payment, Inc.
(Name of Issuer)


Common Stock, par value $0.01
(Title of Class of Securities)


U72603118
(CUSIP Number)

James W. DeYoung, Jr.
Goudy Park Capital, L.P.
1 N. Franklin St. Suite 350
Chicago, IL 60606
(312) 932-8187
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


February 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.  Names of Reporting Persons.

Goudy Park Capital, L.P.
2.  Check the Appropriate Box if a Member of a Group
(a) []
(b) []

3.  SEC Use Only
4.  Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[]
6.  Citizenship or Place of Organization
Delaware


   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:


7.  Sole Voting Power

NONE



8.  Shared Voting Power

2,259,924



9.  Sole Dispositive Power

None



10.  Shared Dispositive Power

2,259,924

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,259,924
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.  Percent of Class Represented by Amount in Row (11)
4.04%
14.  Type of Reporting Person
IA



ITEM 1. SECURITY AND ISSUER

This Amendment No.1 (this Amendment) amends the Schedule 13D filed with the Securities and Exchange Commission on on February 9,2015
(the Statement) with respect to the common stock, par value $0.01 per share (the Common Stock), of Plant Payment,
Inc., a Delaware corporation (the Issuer). The principal executive offices of the Issuer are located at 670 Long Beach Blvd., Long Beach, New York 11561.


ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended by the addition of the following:

Since February 9, 2015, 544,904 shares of the Issuer's Common Stock previously held by the Reporting Persons were sold in the normal course of business activity.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) through (b) and (e) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

 (a) through (b) As of the date hereof, the Reporting Persons beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 2,259,924 shares of Common Stock of the Issuer.
In the aggregate, such 2,259,924 shares of Common Stock represent 4.04% of all outstanding shares of Common Stock of the Issuer.
The information set forth in Item 4 of this Statement is incorporated herein by reference.

 (e) As of February 10, 2015, the Reporting Persons no longer held more than 5% of the Common Stock of the Issuer.




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Joint Filing Agreement among the Reporting
Persons, dated February 9, 2015.


SIGNATURE

After reasonable inquiry and to the best of my knowledge
 and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015
Goudy Park Capital L.P.

By: Goudy Park Management, LLC, its General Partner

By	 	/s/ James W. DeYoung, Jr.
	 	James W. DeYoung, Jr.
	 	Managing Member

Goudy Park Management, LLC

By	 	/s/ James W. DeYoung, Jr.
	 	James W. DeYoung, Jr.
	 	Managing Member

	 	/s/ James W. DeYoung, Jr.
	 	James W. DeYoung, Jr.